Exhibit 99.4

Al Noor Hospitals Group Plc

(Incorporated in England and Wales)

Company Number 8338604

Share Code: ANH

ISIN: GB00B8HX8Z88

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

15 December 2015

PROPOSED COMBINATION OF AL NOOR HOSPITALS GROUP PLC (“AL NOOR”) AND MEDICLINIC INTERNATIONAL LIMITED (“MEDICLINIC”) AND GENERAL MEETING POLL RESULTS

On 14 October 2015, Al Noor and Mediclinic issued a joint announcement in relation to a proposed combination of the two companies. The related Circular and Prospectus were published on 19 November 2015.

The Board of Al Noor are pleased to announce that at a General Meeting of Al Noor held today, Al Noor shareholders have approved, by way of poll, the resolutions relating to the combination with Mediclinic (the “Combination”) including the special dividend and the tender offer.

Furthermore, all the resolutions set out in the Notice of General Meeting were approved by the shareholders by way of poll. The results of the poll for each resolution are as follows:

Resolution	Details	Number of Poll votes received	For (% of shares voted)	Against (% of shares voted)
1	To approve the Combination	85,963,324	98.45	1.55
2	To authorise the Al Noor Directors to allot and issue up to 685,293,369 New Shares in connection with the Mediclinic Scheme and the Remgro Subscription	86,269,446	98.45	1.55
3	To renew the Al Noor Directors’ general authority to allot and issue shares following Completion	86,640,945	99.06	0.94
4	To approve the waiver of any requirement under Rule 9 of the City Code for the Remgro Concert Party to make a general offer to Al Noor Shareholders	86,640,945	98.42	1.58
5	To approve the proposed retention bonus payable to Mr Lavater	85,725,881	63.61	36.39

6	To approve the resignation of KPMG LLP and the appointment of PricewaterhouseCoopers LLP as auditors of Al Noor	86,640,945	100.00	0.00
7	To adopt a new remuneration policy of Al Noor	86,640,945	98.62	1.38
8*	To dis-apply pre-emption rights that would otherwise apply to the allotment of New Shares to Remgro for cash pursuant to the Remgro Subscription	86,640,945	98.46	1.54
9*	To renew the Al Noor Directors’ general authority to issue shares for cash on a non pre-emptive basis following Completion	86,640,945	99.95	0.05
10*	To approve the allotment of Class A Shares to a nominee on behalf of the Al Noor Shareholders and paid up out of Al Noor’s merger reserve	86,640,945	98.46	1.54
11*	To approve the cancellation of all the Class A Shares allotted pursuant to Resolution 10 in order to create distributable reserves to enable, together with the cancellation referred to in Resolution 12, Al Noor to pay the Special Dividend	86,640,945	98.46	1.54
12*	To approve the cancellation of Al Noor’s existing share premium account in order to create distributable reserves to enable, together with the cancellation referred to in Resolution 11, Al Noor to pay the Special Dividend	86,640,945	98.46	1.54
13*	To approve the cancellation of the Existing Shares tendered and accepted for cancellation under the Tender Offer, and the reduction to USD 1 billion of Al Noor’s then existing share premium account, with £8.32 in cash per Existing Share being paid by way of return of capital to the tendering Al Noor Shareholders and any balance being transferred to reserves	86,640,945	98.46	1.54
14*	To change the name of Al Noor to Mediclinic International plc	86,640,945	98.46	1.54
15*	To adopt new Articles of Association	86,640,945	98.46	1.54

* - Special Resolutions

Notes:

Any proxy appointments giving discretion to the Chairman of the Meeting have been included in the “For” totals above.

A vote “Withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

The Company’s total ordinary shares in issue (total voting rights) as at 15 December 2015 was 116,866,203 ordinary shares of 10 pence each.  Ordinary shareholders are entitled to one vote per ordinary share held. The votes received, including votes withheld, amount to 74 % of the total issued share capital.

Commenting on the approved Combination, Ronald Lavater, CEO of Al Noor, said:

“We are delighted to announce that the combination with Mediclinic has today been approved by Al Noor shareholders. This combination creates one of the world’s largest acute hospital operators outside the United States with a strong platform for growth, complementary geographies and a shared commitment to providing outstanding patient care.

The combined company will be the largest private healthcare provider in the UAE (by revenue), creating a unique platform from which to pursue further expansion opportunities in this high growth market and the wider Middle East. We are confident that this combination will benefit our stakeholders, from the communities we serve, to our talented employees and our investors.”

The Combination remains subject to regulatory approval and to the full terms set out in the shareholder circular published by Al Noor on 19 November 2015. It is currently expected that the Combination will complete during the first quarter of 2016.

As required by the Listing Rules, copies of the resolutions numbers 8 to 15 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM.

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on Al Noor ‘s website at www.alnoorhospital.com.

A copy of this announcement will be available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at www.alnoorhospital.com and www.mediclinic.com. The content of these websites is not incorporated into and does not form part of this announcement.

Enquiries

Al Noor

Ronald Lavater (CEO)	+971 2 406 6992
Dr. Sami Alom (CSO)

Victoria Dalby (Company Secretary)	+971 4 401 9153

Rothschild (lead financial adviser and co-sponsor to Al Noor)

Robert Leitão	+44 (0)20 7280 5000
Hedley Goldberg
Chris Hawley

Goldman Sachs International (co-financial adviser and joint corporate broker to Al Noor)

Ben Thorpe	+44 (0)20 7774 1000
Nimesh Khiroya
Rainer Lenhard

Jefferies (corporate broker and co-sponsor to Al Noor)

Paul Nicholls	+44 (0)20 7029 8000
Henry Elphick

Brunswick Group LLP (communications advisers)

Jon Coles / Craig Breheny	+44 20 7404 5959
(London)
Rupert Young / Dominic Whiting	+971 4 446 6270
(UAE)

N M Rothschild & Sons Limited (“Rothschild”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for the Company and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Rothschild or for providing advice in relation to the matters set out in this announcement.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for the Company and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in relation to the matters in this announcement. Neither Goldman Sachs International nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International in connection with this announcement, any statement contained herein or otherwise.

Jefferies International Limited (“Jefferies”), which is authorised and regulated by the Financial Conduct Authority in the United Kingdom, is acting exclusively for the Company and no-one else in connection with the matters set out in this announcement and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Jefferies or for providing advice in relation to the matters set out in this announcement. The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so would breach any applicable law.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and South Africa may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or South Africa should inform themselves about, and observe, any applicable requirements. In particular, the ability of persons who are not resident in the United Kingdom or South Africa to vote their Mediclinic Shares with respect to the Mediclinic Scheme at the general meeting of Mediclinic, or to execute and deliver forms of proxy appointing another to vote at that meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located. This announcement has been prepared for the purpose of complying with law and regulation in the United Kingdom and South Africa and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions other than the United Kingdom and South Africa. Unless otherwise determined by Al Noor and Mediclinic, or required and permitted by applicable law and regulation, the Combination will not be made available, directly or indirectly, in, into or from any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Combination is sent or made available to Mediclinic shareholders in that jurisdiction (a “Restricted Jurisdiction”) and no person may vote in favour of the Combination by any such use, means, instrumentality or form within a Restricted Jurisdiction. Accordingly, copies of this announcement and any formal documentation relating to the Combination are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted

Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in, into or from any Restricted Jurisdiction.

The availability of new Al Noor Shares under the Combination to Mediclinic shareholders who are not resident in the United Kingdom or South Africa may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or South Africa should inform themselves of, and observe, any applicable legal or regulatory requirements. Further details in relation to Mediclinic shareholders in overseas jurisdictions are contained in the circular posted to Mediclinic shareholders on 17 November 2015.

Notice to U.S. Shareholders

These materials are not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia). These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other jurisdiction where such offer or sale would be unlawful. The new Al Noor Shares that may be received in the Combination have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States, and may only be offered or sold in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 802 or another exemption available under the Securities Act, or the Combination may be structured in a manner such that it is not subject to the registration requirements of the Securities Act.

This business combination is made for the securities of Mediclinic, a South African company, by means of the Combination. Information distributed in connection with the Combination is subject to disclosure requirements of the United Kingdom and South Africa that are different from those of the United States. The financial information contained in this announcement has been prepared in accordance with IFRS that may not be comparable to the financial statements and financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since Al Noor is located in the United Kingdom, and some of its officers and directors are residents of countries outside the United States. You may not be able to sue a UK company or its officers or directors in an English court for violations of US securities laws. It may be difficult to compel a UK company and its affiliates to subject themselves to a US court’s judgement.

You should be aware that Al Noor may purchase securities otherwise than under the Combination, such as in open market or privately negotiated purchases.

Mediclinic shareholders who are affiliates of Al Noor after the Combination will be subject to timing, manner of sale and volume restrictions on the sale of new Al Noor Shares received pursuant to the Combination under Rule 144 under the Securities Act. For the purposes of the Securities Act, an “affiliate” of a company is any person that directly or indirectly controls, or is controlled by, or is under common control with, the company. Holders of Mediclinic Shares that constitute “restricted securities” for purposes of Rule 144 under the Securities Act will receive new Al Noor Shares that also constitute restricted securities and will not be permitted to offer or resell in the United States the new Al Noor Shares they receive without registering that offer or sale under the Securities Act or conducting that offer or resale in reliance on an exemption from registration. The Securities Act would not generally restrict sale of new Al Noor Shares on the London Stock Exchange, provided that the sale had not been pre-arranged with a buyer in the United States. Shareholders who believe they may be affiliates for the purposes of the Securities Act should consult their own legal advisers.